UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Quarterly Results of Operations

On February 26, 2024, Freightos Limited (the “Company”) announced financial results for the fourth quarter of, and full year, 2023 and provided information regarding its expectations for certain key performance indicators for the first quarter of, and full year, 2024. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits.

Exhibit 99.1	Press release, dated February 26, 2024, entitled “Freightos Reports Fourth Quarter and Full-Year Results with Substantial Transaction Growth and Strong Financial Position”

Incorporation by Reference

The unaudited consolidated balance sheets, unaudited consolidated statements of operations, unaudited consolidated statements of cash flows, reconciliation of IFRS gross profit to non-IFRS gross profit, reconciliation of IFRS operating loss to adjusted EBITDA, and reconciliation of IFRS loss to non-IFRS loss and loss per share contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: February 26, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel